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                                          Filed by Regions Financial Corporation
                       Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934

     Subject Companies: Union Planters Corporation (Commission File No. 1-10160)
                      Regions Financial Corporation (Commission File No. 0-6159)


                       [Regions Logo][Union Planters Logo]

                           Investor Relations Contact:

                           Regions Financial Corp.:
                           Jenifer M. Goforth
                           205/244-2823

                           Media Relations Contact:

                           Regions Financial Corp.:
                           Kristi Lamont Ellis
                           205/326-7179


APRIL 12, 2004

REGIONS, UNION PLANTERS ANNOUNCE
MORTGAGE COMPANY INTEGRATION PLAN

BIRMINGHAM, ALA. - Regions Financial Corp. (NYSE: RF) and Union Planters Corp. (NYSE: UPC) have announced plans for the integration of their respective mortgage companies, Regions Mortgage and Union Planters Mortgage.

The combined mortgage company, Regions Mortgage, headquartered in Memphis, Tenn., will be one of the nation's Top 20 mortgage companies. The integration will contribute to the previously announced $200 million in anticipated overall merger cost savings.

Current Regions Mortgage operations in Montgomery, Ala., excluding sales offices and an operations center, will be relocated to Memphis and to Hattiesburg, Miss. Current Union Planters Mortgage operations in Montgomery, excluding the wholesale lending office, will also be relocated to Memphis. Approximately 450 positions will be impacted by the changes, which will take place between October 2004 and March 2005.

"Combining the strengths of our two mortgage companies will be an integral part of Regions' and Union Planters' efforts to create a new regional force in banking and financial services," said Regions Mortgage Chairman Robert A. Goethe, who will serve as chairman of mortgage banking for the combined company. "However, while in many

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ways this is an important and exciting time in the history of Regions and Union
Planters, many very difficult decisions have had to be made that will affect our Montgomery-area associates.

"We did not approach these decisions lightly, and every attempt has been made to minimize the negative repercussions on the people involved," Goethe said.

Regions will offer affected mortgage associates who work through their job-ending date a severance package that includes a lump-sum severance payment, outplacement services and company-paid COBRA for a fixed period of time. In addition, associates will have opportunities to apply for other positions within the company.

The new Regions Mortgage will have approximately 1,400 employees.
The combined mortgage entity's Memphis headquarters will house executive officers, secondary marketing, post-closing/loan delivery, production administration for both wholesale and retail lending, mortgage accounting/finance, quality control/compliance, credit policy, mortgage technology and several loan administration departments. An estimated 100 new job opportunities will be created in Memphis.

The Hattiesburg facility of Union Planters Mortgage will continue to perform certain loan administration functions and support bank portfolio originations for the new mortgage company. An estimated 70 jobs will become available in Hattiesburg.

Mortgage functions remaining in Montgomery will be an operations center, a sales center and the wholesale lending office. These areas will employ approximately 70 full-time employees. Regions Mortgage's 42-member Montgomery-based information technology staff will become a part of the Regions Technology group, also based in Montgomery. In addition, Regions Financial Corp.'s non-mortgage operations employ around 1,500 Montgomery-area associates in the areas of customer service and retail and commercial banking.

"Regions Mortgage has long been one of the leading home mortgage lenders in the Montgomery area, and we will continue to maintain a strong retail sales presence here," Goethe said. "We are committed to excellent quality customer service, and are working very carefully to ensure as seamless a transition as possible.

"Most of the changes we make will be transparent to customers, but will result in an expanded array of products and services," he added. "Customers should continue to do business with us the same as they always have."

The new balanced and focused mortgage business, which will achieve greater efficiencies through economies of scale, will operate in 22 states. Key to the success of the new mortgage line of business, which will also include Regions Funding and EquiFirst, will be product diversification, with balanced proportions of loans sold in the secondary market, loans held in portfolio and government loans. Channel diversification will also be vital to the success of the integration, with retail, wholesale, correspondent lending and warehouse lending effectively delivering the company's mortgage solutions.

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Combination of the two companies' primary mortgage servicing portfolios is tentatively planned for Sept. 30, 2004. Some process and system conversions may continue through March 2005.

As stated in a previous release, mortgage executives who will report to Goethe in the new company are E. Todd Chamberlain as head of mortgage sales/operations, Morgan McCarty as head of mortgage servicing/portfolio, Jeffrey G. Tennyson as CEO of EquiFirst, and Tom Holland, Regions Funding.

Regions announced its definitive merger agreement with Union Planters in January. The merger is expected to be completed in summer 2004, pending customary regulatory and shareholder approvals. The combined company, to be called Regions Financial Corporation, will be among the nation's Top 15 largest bank holding companies with $81 billion in assets.

ABOUT REGIONS

Regions Financial Corp. (NYSE: RF), headquartered in Birmingham, Ala., is a full-service provider of banking, securities brokerage, mortgage and insurance products and services. As of Dec. 31, 2003, Regions had $48.6 billion in assets and shareholders' equity of $4.5 billion. Its banking subsidiary, Regions Bank, operates more than 680 offices across a nine-state geographic footprint in the South and Texas. Its securities brokerage subsidiary, Morgan Keegan & Co. Inc., provides investment and brokerage services from more than 140 offices. Additional information about Regions Financial Corp., which is a member of both the Forbes and Fortune 500, can be found at www.regions.com.

ABOUT UNION PLANTERS

Union Planters Corp., Memphis, Tenn., with total assets of $31.9 billion at Dec. 31, 2003, is the largest bank holding company in Tennessee and among the 25 largest bank holding companies in the United States. Union Planters Bank, National Association, the principal banking subsidiary, was founded in 1869 and operates branches in 12 states: Alabama, Arkansas, Florida, Illinois, Indiana, Iowa, Kentucky, Louisiana, Mississippi, Missouri, Tennessee and Texas. Union Planters offers a full range of commercial and consumer financial solutions through a network of 717 banking offices, 925 ATMs and the resources of specialized business units.

Statements made in this news release and in oral statements by the management of Regions and Union Planters, other than those containing historical information, are forward-looking statements made pursuant to the safe-harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements about the benefits of the merger between Regions and Union Planters, including future financial and operating results, Regions' and Union Planters' plans, objectives, expectations and intentions. Such statements involve risks and uncertainties that may cause results to differ materially from those set forth in these statements.

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The following factors, among others, could cause actual results to differ materially from those set forth in the forward-looking statements: the ability to obtain governmental approvals of the merger on the proposed terms and schedule; the failure of Regions or Union Planters stockholders to approve the merger; the risk that Regions and Union Planters may not have the ability to effect the proposed merger; the risk that the businesses will not be integrated successfully, including integration of information systems and retention of key personnel; the risk that the cost savings and any revenue synergies from the merger may not be fully realized or may take longer to realize than expected; disruption from the merger making it more difficult to maintain relationships with clients, employees or suppliers; increased competition and its effect on pricing, spending, third-party relationships and revenues; the risk of new and changing regulation in the United States and internationally. Additional factors that could cause Regions' and Union Planters' results to differ materially from those described in the forward-looking statements can be found in the 2002 annual reports on Forms 10-K of Regions and Union Planters, and in the quarterly reports on Forms 10-Q of Regions and Union Planters, filed with the Securities and Exchange Commission and available at the Securities and Exchange Commission's Internet site www.sec.gov.

Regions and Union Planters undertake no obligation to update these forward-looking statements to reflect events or circumstances that occur after the date on which such statements were made.

STOCKHOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION WHEN IT BECOMES AVAILABLE, BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. Stockholders will be able to obtain a free copy of the joint proxy statement/prospectus, as well as other filings containing information about Regions and Union Planters, without charge, at the Securities and Exchange Commission's Internet site www.sec.gov. Copies of the joint proxy statement/prospectus and the filings with the Securities and Exchange Commission that will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, without charge, by directing a request to Jenifer M. Goforth, Regions Financial Corp. P. O. Box 10247, Birmingham, AL 35202-0247, telephone: 205/244-2823 or to Richard W. Trigger, Union Planters Corp., 6200 Poplar Ave., Memphis, TN 38119, telephone: 901/580-5977. The respective directors and executive officers of Regions and Union Planters and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed merger. Information regarding Regions' directors and executive officers is available in its proxy statement filed with the Securities and Exchange Commission by Regions on April 16, 2003, and information regarding Union Planters' directors and executive officers is available in its proxy statement filed with the Securities and Exchange Commission by Union Planters on March 7, 2003. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interest, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the Securities and Exchange Commission when they become available.


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Regions Financial Corporation has filed a preliminary joint proxy statement/prospectus with the Securities and Exchange Commission containing a preliminary joint proxy statement/prospectus regarding the proposed merger. Stockholders are urged to read the definitive joint proxy statement/prospectus when it becomes available, because it will contain important information. Stockholders will be able to obtain a free copy of the definitive joint proxy statement/prospectus, as well as other filings containing information about Regions Financial Corporation and Union Planters Corporation, without charge, at the SEC's Internet site (http://www.sec.gov). Copies of the definitive joint proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the definitive joint proxy statement/prospectus can also be obtained, without charge, by directing a request to Regions Financial Corporation, 417 North 20th Street, Birmingham, Alabama 35203, Attention:
Jenifer M. Goforth, Director of Investor Relations, 205-244-2823, or to Union Planters Corporation, 6200 Poplar Avenue, Memphis, Tennessee 38119, Attention:
Richard W. Trigger, Director of Investor Relations, 901-580-5977. The respective directors and executive officers of Regions Financial Corporation and Union Planters Corporation and other persons may be

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deemed to be participants in the solicitation of proxies in respect of the proposed merger. Information regarding Regions Financial Corporation's and Union Planters Corporation's directors and executive officers and a description of their direct and indirect interests, by security holdings or otherwise, is available in their respective preliminary joint proxy statement/prospectus filed with the SEC on March 19, 2004.


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